Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Revlon Consumer Products Corporation:

We consent to the use of our report dated February 13, 2013, with respect to the consolidated balance sheets of Revlon Consumer Products Corporation and subsidiaries as of December 31, 2012 and 2011, the related consolidated statements of income and comprehensive income, stockholder’s deficiency and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

June 25, 2013